GOLDEN PHOENIX
MINERALS, INC.
July 10, 2007
VIA EDGAR AND FACSIMILE (202) 772-9369
Mr. Jason Wynn
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	GOLDEN PHOENIX MINERALS, INC.
Registration Statement on Pre-Effective Amendment No. 1 to Form SB-2 File No. 333-143310
Dear Commissioners:
     GOLDEN PHOENIX MINERALS, INC. (the “Company”) hereby requests that the above-captioned Registration Statement on Pre-Effective Amendment No. 1 to Form SB-2 be ordered effective at 10:00 a.m. EST on Thursday, July 12, 2007, or as soon as practicable thereafter.
     In connection with this letter requesting acceleration, the Company hereby acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours, GOLDEN PHOENIX MINERALS, INC.
/s/David A. Caldwell
David A. Caldwell
Chief Executive Officer

cc:	Scott E. Bartel, Bullivant Houser Bailey PC Kevin F. Barrett, Bullivant Houser Bailey PC Sarah L. Ham, Bullivant Houser Bailey PC

1675 E. Prater Way, Suite #102 • Sparks, Nevada 89434 • 775.853.4919 • Fax 775.853.5010
E-Mail: investor@golden-phoenix.com • www.golden-phoenix.com